FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of

March, 2017

Commission File Number: 001-13240

Enel Generación Chile

Enel Generation Chile

(Translation of Registrant's Name into English)

Santa Rosa 76,

Santiago, Chile

(56) 22630 9000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Santiago, March 29, 2017

Legal D. N° 1/2017

Mr. Carlos Pavez Tolosa

Superintendent of Securities and Insurance

Superintendence of Securities and Insurance

Avenida Alameda Bernardo O’Higgins N°1449

   Ref. Supplemental Summons to Shareholders' Meetings as indicated

Dear Sir:

On March 10, 2017, we filed with this Superintendence the summons to the Ordinary and the Extraordinary Shareholders' Meetings of Enel Generación Chile S.A. at the request of the Board of Directors.

In accordance with the provisions of the first paragraph of Article 63 of Law No. 18,046 (the Chilean Companies Act), and in exercise of the powers granted to me, I hereby inform you of a supplement to the previous communication, reiterating both shareholders' meetings:

A. Ordinary Shareholders' Meeting to be held on April 25, 2017 at 10:30 a.m. at the Enel Stadium, located at Carlos Medina No. 858, Independencia, Santiago, in order for the shareholders to consider and vote on the following matters:

1.       Approval of the Annual Report, Balance Sheet, Financial Statements and Reports of the External Auditors and Account Inspectors for the year ended December 31, 2016;

2.       Distribution of profits for the year and payment of dividends;

3.       Setting of the directors' compensation;

4.       Setting of the compensation of the members of the Directors Committee and determination of the committee's budget for the year 2017;

5.       Report on the expenses of the Board of Directors and the Annual Report of Management of Activities and Expenses of the Directors Committee

6.       Appointment of an external auditing firm regulated by Title XXVIII of Law 18,045;

7.       Appointment of two Account Inspectors and two alternates and determination of their compensation;

8.       Designation of Risk Ratings Agencies;

9.       Approval of the Investment and Financing Policy;

10.    Presentation of the Dividend Policy and Information on the procedures for the distribution of dividends;

11.    Information on agreements of the Board of Directors related to transactions or contracts governed by Title XVI of Law No. 18,046;

12.    Information on costs of processing, printing and delivering the information required by Resolution No. 1,816 of the Superintendence of Securities and Insurance;

13.    Other relevant matters that are of interest to and in the competence of the Ordinary Shareholders' Meeting;

14.    Adoption of all other approvals necessary for the proper implementation of adopted resolutions.

B. Extraordinary Shareholders' Meeting to be held on April 25, 2017 following the Ordinary Meeting described in Section A above at the Enel Stadium, located at Carlos Medina No. 858, Independencia, Santiago, in order for the shareholders to consider and vote on the following matters:

1.       Approve the amendment of the following articles of the bylaws of Enel Generación Chile S.A., in order to update its provisions:

(i)         In Article 1 of the Company’s bylaws the following phrase is deleted “by those of Law 18,046 and its regulations and in addition”.

(ii)        In Article 2 of the Company’s bylaws, the word “places” is replaced by “parts of the country or abroad”.

(iii)      In Article 6 of the Company’s bylaws, the following paragraph is added at the end of the text: “The payment of the subscribed shares may be in cash or in other assets, whether tangible or intangible.”

(iv)      In Article 7 of the Company’s bylaws the period (“.”) is replaced by a comma (“,”) and the following text is then added “who may or may not be shareholders of the Company.”

(v)        In article 13 of the bylaws, the text: "and one Vice-Chairman" is deleted.

(vi)      The final subparagraph in Article 14 of the bylaws is deleted, which states “The notice of extraordinary Board of Directors’ meetings will be given through the media determined unanimously by members of the Board of Directors, assuming that it offers reasonable assurance of accuracy, or if the media is not established by the Board of Directors, through a certified letter sent to each Board member, at least three days before the meeting is to be held. This time period could be reduced to 24 hours before the meeting is to be held if the letter is delivered to each Board member, in person, by a notary public.”

(vii)     The final subparagraph in Article 15 of the bylaws is deleted: “The Board of Directors, acting within the limitations of the investment and financing policy of the corporation, shall decide on the investments to be undertaken by the corporation in accordance with these by-laws. In the  case of investments in the corporation’s principal business that represent more than 3% of the corporation’s equity, or more than 1% of its equity with respect to other activities set out in the corporation’s purpose, such investments must be approved by the affirmative vote of at least six directors."

(viii)   Article 16 of the bylaws is deleted in full.

(ix)      In Article 19 of the bylaws, the following new paragraph is inserted at the end of the text: "The Chairman shall be entitled to double what is paid to each Director.”.

(x)        A new Article will be inserted at the end of the Chapter III of the bylaws with the following text: “The Company shall have a Chief Executive Officer who shall be appointed by the Board of Directors and shall be granted all the powers of a commercial agent and those expressly agreed by the Board of Directors. The position of Chief Executive Officer is incompatible with that of Chairman, Director, Auditor or Accountant of the Company.”.

(xi)      Reference to the heading Chapter Five of the bylaws is eliminated, and the sequential numbering of each of the following Chapters of the bylaws is amended accordingly.

(xii)     Article 30 of the bylaws is deleted in full.

(xiii)   Article 31 of the bylaws is deleted in full.

(xiv)   Article 32 of the bylaws is deleted in full.

(xv)     Article 33 of the bylaws is deleted in full.

(xvi)   After the final point of Article 34 of the bylaws, the following paragraph is added: “Notice of Ordinary and Extraordinary Meetings shall not be necessary when all validly issued shares are represented at the respective Meeting. When an Extraordinary Meeting is to decide on matters in the competence of an Ordinary Meeting, its operation and agreement shall be subject, as appropriate, to the quorums applicable to an Ordinary Meeting.”

(xvii)  In Article 36 of the bylaws relating to the subject of extraordinary shareholders’ meetings, subparagraph f) is deleted in full, which states “The transfer or contribution, in whole or in part, of constructed thermal or hydroelectric plants, that are declared as essential in the investment and financial policy,”. As a result, the sequential numbering of the following subparagraphs is also modified. Likewise, the final paragraph which states “Amendments of the corporation’s purpose require the approval of two-thirds of the shares with voting rights present or represented in the meeting.” is deleted.

(xviii)The last subparagraph of Article 38 of the bylaws is deleted, which states “However, shareholders’ meetings may be validly held, even without complying with the aforesaid formalities and procedures,  if shareholders representing all of the issued shares with voting rights attend such meeting.”.

(xix)   The following paragraph is added after the end of Article 39 of the by-laws: "The Meetings shall be chaired by the Chairman of the Board of Directors or by whomever is acting as the Chairman of the Board of Directors and the Secretary of the Board of Directors of the corporation will act as Secretary of the Meeting, where there is one, with the Chief Executive Officer, as the Secretary’s alternate.”

(xx)      Article 42 of the bylaws is deleted in full.

(xxi)    In Article 43 of the bylaws, the following phrase is deleted “least fifteen days prior to”.

(xxii)  In Article 44 of the bylaws, subparagraphs four, five, six, seven, eight, nine and the final subparagraph are replaced by the following text: “The balance sheet and financial statements and report of the external auditors and other information as determined by law or the Superintendence of Securities and Insurance shall be published on the Company's website at least ten days prior to the date on which the Meeting to vote on them is to be held. In addition, these documents must be submitted within the same period to the Superintendence of Securities and Insurance in the form that the Superintendence of Securities and Insurance determines. The annual report, balance sheet, inventory, minutes of the Board of Directors and Meetings, books and reports of the inspectors must be available to shareholders at the Company's offices during the fifteen days prior to the date of the Meeting. If the balance sheet and profit and loss statement are altered by the Shareholders' Meeting, the changes, as appropriate, shall be made available to shareholders within fifteen days following the date of the Meeting."

(xxiii)In Article 47 of the bylaws, the text “The corporation will be dissolved on the grounds set out in Article 103 of Law No. 18,046” is replaced by the following “The dissolution of the corporation will be assessed in the cases provided for by the Law.”

2.       Approve an amended version of the bylaws of Enel Generación Chile S.A., which will include the modifications set out above.

3.       Report to the shareholders on agreements concerning related party transactions referred to in Title XVI of the Chilean Companies Act, entered into during the period since the last shareholders' meeting of Enel Generación Chile S.A., and indicate which directors approved them.

4.       Adoption of the approvals necessary to carry out the proposed changes to the bylaws, under the terms and conditions definitively approved by the Meeting and the granting of powers deemed necessary, especially to legalize, realize, and carry forward the resolutions adopted by the Meeting.

The shareholders, in compliance with the provisions of Article 59 of Law No. 18,046, may request copies of the documents that explain and support the matters that are raised and submitted for approval at each one of the Shareholders' Meetings at the headquarters of the Company located at Santa Rosa 76, Floor 15 (Investor Relations), Santiago, between 9:00 AM and 6:00 PM. In addition, these documents will be available to shareholders on the Company’s website www.enelgeneracionchile.cl as of April 7, 2017.

The voting systems that will be used at each of the Shareholders' Meetings, in accordance with General Rule No. 273 of the Superintendence will be made known in a timely manner and prior to the date of the meetings on the Company’s website www.enelgeneracionchile.cl.

Shareholders that are registered in the Shareholder Register of the Company at midnight on the fifth business day prior to the day set for the meetings shall have the right to participate in each Meeting described in Sections A and B above.

Yours sincerely,

Ignacio Quiñones

 General Counsel

c.c.                   Santiago Stock Exchange

     Chilean Stock Exchange

     Valparaíso Stock Exchange

     Banco Santander Santiago –Representative of Bond Holders

     Central Securities Depository

     Risk Classification Commission

                        National Economic Affairs Investigation Bureau

     Central Bank of Chile

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Generación Chile
BY:	/S/ Valter Moro
Valter Moro Chief Executive Officer

Dated: March 30, 2017